Exhibit 23.1

Consent of Registered Independent Public Accounting Firm

Your Event, Inc.

Hermosa Beach, California

We consent the use of our audit report dated November 29, 2012, with respect to the balance sheet of Your Event, Inc. as of August 31, 2012, and the related statements of operations, stockholders’ equity and cash flows for the year then ended.

SOMERSET CPAs, P.C.

/s/ Somerset CPAs, P.C.

Indianapolis, Indiana

November 29, 2012